[EVERSHEDS-SUTHERLAND (US) LLP]

LORNA J. MACLEOD

DIRECT LINE: 202-383-0817

E-mail: lornamacleod@eversheds-sutherland.com

December 14, 2018

Via EDGAR and E-mail

Sally Samuel, Branch Chief

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Annuity and Life Company Registration Statement on Form S-1 File No. 333-225544

Dear Ms. Samuel:

On behalf of Athene Annuity and Life Company, we are providing the Company’s responses to comments received from the staff on Pre-effective Amendment No. 1 to the above-referenced registration statement. Revisions described in the letter will be added to the registration statement in a pre-effective amendment to be filed in the spring of 2019. A draft copy of the prospectus that includes the proposed revisions is attached to this letter.

For your convenience, each Staff comment is set forth below, followed by the Company’s response:

1.   Glossary - Definition of Death Benefit (page 2)

Comment: Either use a lower case “p” in the term Withdrawal Charge period or add “Withdrawal Charge Period” as a defined term in the Glossary

Response: “Withdrawal Charge Period” has been added as a defined term in the glossary.

2.   Segment Options (pages 6-7)

A.	Comment: Revise the description of a Floor Segment Option to state that the Contract owner will not lose more than 10% in a Segment Term.

Response: Description has been revised as requested.

B.	Comment: In the table listing available Segment Options replace the column heading “Protection Level” with the heading “Buffer or Floor Rate”.

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Sally Samuel, Branch Chief December 14, 2018 Page 2

Response: To clarify the nature of the information in the column, “(Buffer or Floor Rate)” has been added under “Protection Level” in the heading.

C.	Comment: For clarity, reflect each number under the heading “Buffer or Floor Rate” as a negative number.

Response: Definitions, disclosures, and examples illustrating Buffer Rates and Floor Rates throughout the document are consistent with the presentation of the Buffer Rate and Floor Rate as positive numbers. Consequently, revising the table as requested would require significant changes throughout the prospectus. Furthermore, prospectuses for a majority of similar products currently on the market use the convention of presenting these rates as positive numbers, and such presentation should be familiar to the financial professionals and customers who will receive a copy of the Contract prospectus. For these reasons, we have not altered the presentation of these rates.

3.    Accessing Your Contract Value (page 9)

Comment: Revise the last sentence under the heading to state, if accurate, that a maximum Withdrawal Charge will apply - rather than “may” apply.

Response: The sentence has been revised as requested.

4.    Death Benefit (page 9)

Comment: In the second paragraph under the heading, reverse the order of the first two sentences to read: “Withdrawal Charges will not be applied in determining the Death Benefit payable to your beneficiary. After the Withdrawal Charge period, the Death Benefit will equal to the Interim Value on the date of death.”

Response: The disclosure has been reordered as requested.

5.    Contract Risk Factors (pages 12-16)

A.

Comment: In the third paragraph of the Risk of Loss section, revise the last sentence to state that the Segment Credit may be significantly lower than the performance of the Reference Index at intermediate points during or through most of the Segment Term.

Response: Disclosure has been revised as requested.

B.

Comment: Add to the Risks Associated with Indices section a statement that if a Reference Index is discontinued and the Company cannot find a similar index, funds allocated to the discontinued Reference Index will not participate in any index performance during the period before the Segment End Date.

Response: Disclosure has been added as requested. Because the disclosure relates to the specific scenario of an index being discontinued, it has been added within the subsection “Discontinuation or Substitution of an Index” within Section 4 (“Contract Risk Factors”).

Sally Samuel, Branch Chief December 14, 2018 Page 3

6.    Discontinuation or Substitution of an Index (pages 19-20)

A.

Comment: In the first sentence of the first paragraph on page 20, describing notice provided on the discontinuation or substitution of an index, add language stating that the notice will be provided 30 days in advance of the change.

Response: Disclosure has been revised as requested.

B.

Comment: In the sixth paragraph on page 20 addressing the discontinuation of an Index where a similar index cannot be found, add statements explaining that funds allocated to a discontinued index will not participate in any index performance during the period before the Segment End Date, that the Company does not have any exposure to index performance during this period and what happens to funds associated with the Contract.

Response: Disclosure has been added as requested.

7.    Death Benefit - Beneficiary (page 28)

Comment: In the second bullet point under the heading, which addresses circumstances where no Beneficiary is alive at the time the Death Benefit is payable, clarify when the death Benefit is payable.

Response: The disclosure has been clarified as requested to note that the Death Benefit becomes payable at the time of death of the deceased Owner or Annuitant whose death caused the Death Benefit to be payable.

8.    Segment Options (page 31)

Comment: Replace the column heading “Protection Level” with “Buffer or Floor Rate.” Also, for clarity, reflect each number under the heading “Buffer or Floor Rate” as a negative number.

Response: Consistent with the responses to Comments 2.B and 2.C, we have added “(Buffer or Floor Rate)” to the column heading, but, for the reasons discussed above, have not altered the presentation in the table from positive to negative numbers.

9.    Cap Rates (pages 30-31)

Comments: In the fourth and last paragraph under the heading add a sentence explaining that if the new Cap Rate is not acceptable the Contract owner may request a Withdrawal of the Segment Value on Segment End Date.

Response: The requested disclosure has been added to the “Cap Rates” subsection. As Contract Owners may request a Withdrawal on any date (including the Segment End Date), the disclosure has been worded generally to note that the owner may take a Withdrawal of the Segment Value, subject to any applicable Interest Adjustment, Equity Adjustment, and

Sally Samuel, Branch Chief December 14, 2018 Page 4

Withdrawal Charge. Corresponding disclosures in the “Participation Rate” and “Annual Interest Rate” subsections have been modified similarly for consistency.

10.	Confinement Waiver (page 41)

Comment: In the second bullet point in the second paragraph describing facilities that are excluded from the definition of Convalescent Care Facility modify the term “education” to refer only to the education of the Contract owner — to clarify that the term does not refer to teaching hospitals.

Response: The requested clarification has been incorporated.

11.	Settlement Options (pages 44-45)

A.

Comment: In disclosure describing Options 1 and 4, explain what happens if the annuitant dies immediately after the Annuity Date. For example, if accurate, disclose “[t]his means you or the payee will receive no annuity payments if the Annuitant(s) die before the first scheduled payment, will receive only one payment if death occurs before the second scheduled payment, and so on.”

Response: Disclosure has been added as requested.

B.	Comment: In disclosure describing Option 2, revise the last sentence to state that payments will be made to the Beneficiary until the end of the guaranteed period.

Response: The sentence has been clarified to confirm that payments will continue to the Owner or the payee designated by the Owner after the death of the Annuitant until the end of the guarantee period. The subsection immediately following the description of the Settlement Options (“Death of Owner on or after the Annuity Date”) discusses to whom payments will be made if the Owner is deceased and unable to receive such payments.

C.	Comment: In disclosure describing Option 3, use lower case letters in “installment refund period” to indicate that it is not a defined term.

Response: The term “installment refund period” has been changed to lower case as requested.

12.	Other

A.	Comment: Explain the authority for placing the Company’s financial statements in an Appendix to the prospectus.

Response: Other life insurance companies that register insurance products on Form S-1 have been permitted to include their financial statements in an Appendix to the prospectus. Both Allianz Life Insurance Company of North America and Nationwide Life Insurance Company have included their financial statements in an appendix to the prospectus since at least 2014. See, for example, Allianz Registration Statement on Form S-1 and Pre-effective Amendment on Form S-1/A for File No 333-195462, filed respectively on April 24, 2015 and April 28, 2014 (declared effective on May 1, 2014), and Nationwide Life Insurance

Sally Samuel, Branch Chief December 14, 2018 Page 5

Company Registration Statement on Form S-1 and Pre-effective Amendment on Form S-1/A, for File No. 333-200329, filed respectively on November 18, 2014 and December 19, 2014 (declared effective on December 22, 2014).

B.	Comment: Confirm that Erin C. Kuhl is the Company’s Principal Financial Officer.

Response: Erin C. Kuhl has served as Treasurer of the Company since June 2017 and Controller of the Company since December 2014. She is eligible to sign the registration statement as the Company’s principal financial officer, its Controller or its principal accounting officer.

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In addition to revisions made in response to Staff comments, the draft prospectus attached to this letter reflects the following changes:

●	The Equity Adjustment formula has been revised to reflect amortization of the initial derivative prices, a change to the benefit of Contract Owners; and
●

Disclosure has been added to clarify that partial Withdrawal and surrender requests may be submitted up to 60 days in advance. Consequently, a Contract Owner who wishes to withdraw funds on a Segment End Date in order to avoid an Equity Adjustment may submit the request up to 60 days in advance of the requested withdrawal.

The Company believes that the revisions described above adequately respond to your comments. If you have any questions regarding this letter or the enclosed Amendment, please contact me at 202-383-0817.

Thank you for reviewing this correspondence.

Sincerely,

/s/ Lorna J. MacLeod

Lorna J. MacLeod

Eversheds Sutherland (US) LLP

LJM/sb

Attachment

cc:	Stephen E. Roth

Blaine Doerrfeld